
Mail Stop 3561

November 5, 2008

Gary Clark
Chief Executive Officer
Commerce Holdings, Inc.
10 Universal City Plaza, Suite 1950
Universal City, CA 91608

Re: Commerce Holdings, Inc.
Item 4.01 Form 8-K
Filed October 31, 2008
File No. 000-52564

Dear Mr. Clark:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. In the first paragraph of your Item 4.01, you disclose that your former accountant, Stan J. H. Lee (Lee) reviewed your interim financial statements for the periods ended March 31, 2007 and June 30, 2007. It appears that the last periodic report on Form 10-QSB was for the period ended September 30, 2007, as filed November 19, 2007. Please tell us whether the interim financial statements included in this periodic report were reviewed by an independent accountant as required by Item 310(b) of Regulation S-B, and if so, please revise the first paragraph under Item 4.01 on Form 8-K to clarify that your former accountant also reviewed the period

ended September 30, 2007. If the financial statements for this period were not reviewed by an independent accountant, please amend your Form 10-QSB for the period September 30, 2007 to state that the financial statements have not been reviewed by an independent accountant, and tell us when you expect that the financial statements included in your periodic report will be reviewed, and the periodic report appropriately re-amended.

2. Please revise the first paragraph to disclose the date you actually dismissed Lee rather than the effective date of the dismissal. Refer to Item 304(a)(1)(i) of Regulation S-B.

3. Please disclose whether during your two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant and/or reportable events. Your current disclosure in the second paragraph, it covers the interim period through September 17, 2007; it should cover the period through the date you dismissed them. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-B.

4. In the third paragraph, please revise to clarify that Lee's report contained an explanatory paragraph regarding your ability to continue as a going concern.

5. Please include an updated letter from your former accountant addressing your revised disclosures as Exhibit 16 letter to your Form 8-K/A.

Closing Comments

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688, if you have any questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief